HASTINGS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

HASTINGS CAPITAL GROUP, LLC

DECEMBER 31, 2020

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hastings Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hastings Capital Group, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
February 25, 2021



HASTINGS CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Assets:		
Cash equivalents	$	545,669
Fees receivable		130,154
Prepaid expenses and other assets		74,226
Total assets	$	750,049
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	126,865
Due to affiliate		10,185
Total liabilities		137,050
Members' equity		612,999
Total liabilities and members' equity	$	750,049

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Hastings Capital Group, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   ### Revenue recognition

   In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

   Underwriting Fees

   The Company acts as a mutual fund underwriter on a best efforts basis only with respect to shares issued by Regulated Investment Companies (the "RICs") managed by an affiliated entity through common ownership (the "Affiliate"). Based on contractual agreements with the RICs and the Affiliate, the fees are fixed, monthly amounts. Accordingly, revenue is recognized monthly. The Company believes the performance obligation for providing these services is satisfied because the customer is receiving and consuming the benefits as they are provided by the Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition *(continued)*

Placement Fees and Shareholder Servicing Fees

The Company earns placement fees from the Affiliate, payable monthly in arrears, based on a contracted percentage of assets held under management, with respect to investors that are introduced by the Company to the RICs and other fund of hedge funds, together the ("Investment Funds") managed by the Affiliate. In addition, commencing November 2019, the Company earns shareholder servicing fees from the RICs, payable monthly in arrears, based on a contracted percentage of assets held under management with respect to providing services, including responding to inquiries and providing investment information, to investors that are introduced by the Company to the RICs. The Company will continue to earn both fees for as long as the Affiliate receives fees from investors introduced and serviced by the Company. The Company believes that its performance obligation occurs when the investor purchases interests in the Investment Funds, which is fulfilled on the date the sale is completed. These fees are dependent on the value of the assets held under management at future points in time of investors placed by the Company, which are susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the Investment Funds and the investor activities are known, which are monthly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash equivalents
The Company considers cash equivalents to be highly liquid, short-term investments with original maturities of three months or less. The Company maintains its cash equivalents in one bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to federal or state income taxes. The Company is subject to New York City unincorporated business tax.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions
Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

The Company has not recognized in these financial statements any interest or penalties to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

Fee receivable and allowance for credit losses
Fees receivable are carried at cost less an allowance for credit losses.

On January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening members' equity. The Company's expectation is that the credit risk associated with fees receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended December 31, 2020.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The recorded amounts of the Company's cash equivalents (level 1), fees receivable and other assets (level 2) approximate their fair values, principally based on the short-term nature of these items.

4. **RELATED PARTY TRANSACTIONS**

Pursuant to an amended and restated cost sharing agreement with the Affiliate, the Company reimburses the Affiliate for certain expenses including rent, compensation, travel, entertainment and general operating expenses paid by the Affiliate on behalf of the Company. At December 31, 2020, $10,185 was payable to the Affiliate for these incurred expenses.

At December 31, 2020, $130,154 is included in fees receivable in the accompanying Statement of Financial Condition, in connection with fee income earned by the Company from the Affiliate.

5. **COVID – 19 Risk**

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The Global impact of the outbreak continue to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 has not had a material impact on the Company's financial statements.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $397,706, which exceeded the required minimum net capital of $9,137, by $388,569. Aggregate indebtedness at December 31, 2020 totaled $137,050. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500%. The Company's percentage of aggregate indebtedness to net capital was 34.46%.